[redacted]

12013547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH., DC

SEC FILE NUMBER
8- 42515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WP Securities Inc dba Western Pacific Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1080 West Sierra, Suite 105
(No. and Street)

Fresno	CA	93704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leonard Ross (559) 439-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jewell, Irene T.
(Name – *if individual, state last, first, middle name*)

1615 Bonanza St., Ste. 209	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31

4/3

OATH OR AFFIRMATION

I, Leonard Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Pacific Securities, Inc., as of 2/28, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Owner/Principal
Title

Notary Public

DAN MALONE
Commission # 1885194
Notary Public - California
Fresno County
My Comm. Expires Apr 8, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WP SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2011
with
REPORT OF INDEPENDENT AUDITOR

WP SECURITIES, INC.
DECEMBER 31, 2011

Index to Financial Statements and Supplemental Schedules

Irene T. Jewell
Certified Public Accountant

1615 Bonanza Street, Suite 209
Walnut Creek, California 94596
Telephone: 925-935-1028
Facsimile: 925-935-1029

Report of Independent Auditor

The Board of Directors
WP Securities, Inc.

I have audited the accompanying statement of financial condition of WP Securities, Inc. as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WP Securities, Inc. at December 31, 2011, the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Irene T. Jewell

Walnut Creek, California
February 18, 2011

WP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
Assets		
Current assets:		
Cash	$ 19,930	$ 17,286
Prepaid expenses	3,625	4,999
Total current assets	23,555	22,285
Furniture and equipment less accumulated depreciation	20,455	27,444
Other assets:		
Deposits	6,717	8,766
Due from shareholder	76,204	81,802
	$126,931	$140,297
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 6,807	$ 9,594
Total current liabilities	6,807	9,594
Stockholders' equity:		
Common stock, 100,000 shares authorized; 50,000 shares issued and outstanding	5,000	5,000
Retained earnings (restated November 15, 2001)	115,124	125,703
	120,124	130,703
	$126,931	$140,297

See accompanying notes.

WP SECURITIES, INC.
STATEMENT OF INCOME
YEARS ENDING DECEMBER 31, 2011 AND 2010

	2011	2010
Revenue:		
Commissions and fees	$ 2,348	$ 3,463
Other revenue	302,700	259,342
Total revenue	305,048	262,805
Expenses:		
Payroll and consulting costs	141,225	105,379
Other compensation and benefits	57,083	63,140
Regulatory fees and expenses	2,518	2,114
Office and other operating costs	105,832	75,481
Depreciation	8,169	7,984
Total expenses	314,827	254,098
Income (loss) before provision for income taxes	(9,779)	8,707
Provision for income taxes	800	1,986
Net income (loss)	$ (10,579)	$ 6,721
Earnings (loss) per share of common stock	$ (.21)	$ .13

See accompanying notes.

WP SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDING DECEMBER 31, 2011 AND 2010

	Common Stock	Retained Earnings
Balances at January 1, 2010	$5,000	$118,982
Net income (loss) for year ended December 31, 2010		6,721
Balances at December 31, 2010	5,000	125,703
Net income (loss) for year ended December 31, 2011		(10,579)
Balances at December 31, 2011	$5,000	$115,124

See accompanying notes

WP SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDING DECEMBER 31, 2011 AND 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$(10,579)	$ 6,721
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	8,169	7,984
Increase or decrease in assets and liabilities:		
Prepaid expenses	1,374	(251)
Deposits	2,049	656
Due to/from shareholders	5,598	(9,644)
Accounts payable and accrued expenses	(2,787)	5,899
Total adjustments	14,403	4,644
Net cash provided (used) by operating activities	3,824	11,365
Cash flows from investing activities:		
Furniture and equipment purchased	(1,180)	(1,850)
Net cash used by investing activities	(1,180)	(1,850)
Cash flows from financing activities:		
Net cash provided by financing activities	0	0
Net increase (decrease) in cash	2,644	9,515
Cash balance:		
Beginning of the year	17,286	7,771
End of the year	$19,930	$17,286

See accompanying notes.

WP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

1. Summary of significant accounting policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and depreciation - Furniture and equipment used in the business are stated at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets. Maintenance and repairs are expensed as incurred.

Reorganization of stockholders' equity – A quasi–reorganization of the retained earnings and common stock accounts occurred during the year ended December 31, 2001. The carrying values of assets were not affected by the restatement of stockholders' equity.

Revenue and expense recognition - Revenue is recognized at the time the income is earned. Expenses are recorded when incurred.

2. Organization

WP Securities, Inc. was organized as a corporation under the laws of California on March 12, 1990. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company is a full line securities firm eligible to operate and sell securities in the states of California and North Carolina.

3. Furniture and Equipment

The cost of furniture and equipment at December 31, 2011 and 2010 was $82,867 and $81,687, respectively. Depreciation expense, based upon useful lives ranging from five to seven years, was $8,169 for the year ended December 31, 2011.

4. Income Taxes

The income tax provision recorded for the year ended December 31, 2011 included the California minimum corporate tax of $800 and no federal tax. For the year ended December 31, 2010, the provision for Federal and California income tax was $1,986.

5. Leases

The Company currently rents office space and office equipment on a monthly basis.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to l. At December 31, 2011, the Company had net capital of $19,840, which was $14,840 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness ($6,807) to net capital was 0.34 to 1 which is less than the 15 to 1 maximum allowed.

SUPPLEMENTAL SCHEDULES

Schedule I

WP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
DECEMBER 31, 2011

Net Capital:	
Total stockholders' equity	$120,124
Deductions for non-allowable assets:	
Other current assets	3,625
Furniture and equipment	20,455
Due from shareholder	76,204
	100,284
Net capital before haircuts on securities positions	19,840
Haircuts on other trading and investment securities	0
Net Capital	$19,840
Aggregate Indebtedness:	
Accrued expenses payable and long term debt included in statement of financial condition	$ 6,807
Computation of Basic Net Capital Requirement:	
Minimum net capital required for Company	$ 5,000
Excess net capital	$14,840
Ratio: Aggregate indebtedness to net capital	0.34 to 1
Reconciliation with Company's computation included in Form X-17A-5 at December 31, 2011:	
Net capital, as reported in Company's (unaudited) FOCUS report	$20,352
Audit adjustment	(512)
Net capital, as shown above	$19,840

Schedule II

WP SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2011

WP Securities, Inc. is exempt from Rule 15c3-3 under Section (k) (2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule III

WP SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
DECEMBER 31, 2011

WP Securities, Inc. is exempt from Rule 15c3-3 under Section (k) (2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Irene T. Jewell
Certified Public Accountant

1615 Bonanza Street, Suite 209
Walnut Creek, California 94596
Telephone: 925-935-1028
Facsimile: 925-935-1029

Board of Directors
WP Securities, Inc.

In planning and performing my audit of the financial statements of WP Securities, Inc. for the year ended December 31, 2011, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jane T. Jewell

Walnut Creek, California
February 18, 2012